UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CARDINAL HEALTH, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Shares, without Par Value, with an Exercise Price Greater than $56.45 per Share

(Title of Class of Securities)

14149Y108

(CUSIP Number of Class of Securities (Underlying Common Shares))

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

(614) 757-5000

Attention: Stephen T. Falk

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, NW

Washington, DC 20036

(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$13,413,907	$748.50

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase shares of the Issuer’s common shares that may be eligible for exchange in the offer will be tendered for new options or new restricted share units and cancelled pursuant to this offer. These options have a value of $13,413,907 calculated using the Black-Scholes method based on a price per share of common shares of $30.37, the average of the high and low prices of the Issuer’s common shares as reported on New York Stock Exchange on June 15, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $748.50	Form or Registration No.: 005-34668
Filing Party: Cardinal Health, Inc.	Date Filed: June 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on June 19, 2009, as amended on June 23, 2009, relating to an offer by Cardinal Health, Inc. (the “Company”) to exchange certain outstanding options to purchase shares of the Company’s common shares for new options, and, in the case of employees working in France, new restricted share units.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.

(a)(1)(B)*	Election Form/Notice of Withdrawal/Change of Election Form for Certain Eligible Employees Receiving Paper Materials.

(a)(1)(C)*	Election Form/Notice of Withdrawal/Change of Election Form for Eligible Employees Working in France.

(a)(1)(D)*	Form of Email Communication to Certain Eligible Employees Announcing Program Launch.

(a)(1)(E)*	Form of Cover Letter to Certain Eligible Employees Receiving Paper Materials Announcing Program Launch.

(a)(1)(F)*	Form of Email to Eligible Employees Working in France Announcing Program Launch.

(a)(1)(G)*	Form of Communication Rejecting the Election Form/Notice of Withdrawal/Change of Election Form for Certain Eligible Employees Receiving Paper Materials.

(a)(1)(H)*	Form of Communication Rejecting the Election Form/Notice of Withdrawal/Change of Election Form for Employees Working in France.

(a)(1)(I)*	Form of Email Communication Reminder to Certain Eligible Employees.

(a)(1)(J)*	Form of Email Communication to Certain Eligible Employees Confirming Election to Participate.

(a)(1)(K)*	Form of Communication to Certain Eligible Employees Receiving Paper Materials Confirming Election to Participate.

(a)(1)(L)*	Form of Communication to Eligible Employees Working in France Confirming Election to Participate.

(a)(1)(M)*	Form of Email Communication to Certain Eligible Employees Confirming Election Not to Participate.

(a)(1)(N)*	Form of Communication to Certain Eligible Employees Receiving Paper Materials Confirming Election Not to Participate.

(a)(1)(O)*	Form of Communication to Eligible Employees Working in France Confirming Election Not to Participate.

Exhibit No.	Description
(a)(1)(P)*	Form of Final Email Communication to Certain Eligible Employees Confirming Non-Participation.

(a)(1)(Q)*	Form of Final Communication to Certain Eligible Employees Receiving Paper Materials Confirming Non-Participation.

(a)(1)(R)*	Form of Final Communication to Eligible Employees Working in France Confirming Non-Participation.

(a)(1)(S)*	Form of Final Email Communication to Certain Eligible Employees Confirming Participation.

(a)(1)(T)*	Form of Final Communication to Certain Eligible Employees Receiving Paper Materials Confirming Participation.

(a)(1)(U)*	Form of Final Communication to Eligible Employees Working in France Confirming Participation.

(a)(1)(V)*	Form of Password Reset Email Communication.

(a)(1)(W)*	Screen Shots from Stock Option Exchange Program Website.

(a)(1)(X)*	Transcript of Webcast for Certain Eligible Employees.

(a)(1)(Y)*	Webcast Slide Presentation for Certain Eligible Employees.

(a)(1)(Z)*	Criteria for Eligible Options.

(a)(1)(A)(A)*	Frequently Asked Questions for Certain Eligible Employees.

(a)(1)(B)(B)*	Supplemental Guides for Non-U.S. Employees.

(a)(1)(C)(C)**	Form of Email Communication to Eligible Employees Regarding Shareholder Approval of Stock Option Exchange Program.

(a)(1)(D)(D)	Form of Email Communication to Eligible Employees Working in France Regarding Webcast Presentation.

(a)(1)(E)(E)	Webcast Slide Presentation for Eligible Employees Working in France.

(a)(1)(F)(F)	Transcript of Webcast for Eligible Employees Working in France.

(b)	Not applicable.

(d)(1)	Cardinal Health, Inc. 2005 Long-Term Incentive Plan, as Amended and Restated as of November 5, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as filed on November 7, 2008).

(d)(2)*	Form of Cardinal Health, Inc. Nonqualified Stock Option Agreement (Under the Cardinal Health, Inc. Stock Option Exchange Program).

(d)(3)*	Form of Cardinal Health, Inc. Nonqualified Stock Option Agreement for International Grants (Under the Cardinal Health, Inc. Stock Option Exchange Program).

Exhibit No.	Description
(d)(4)*	Form of Cardinal Health, Inc. Restricted Share Units Agreement for Awardees Working in France (Under the Cardinal Health, Inc. Stock Option Exchange Program).

(d)(5)*	Form of Rules of the Cardinal Health, Inc. 2005 Long-Term Incentive Plan for the Grant of Stock Units to Employees in France.

(d)(6)*	Form of Australian Addendum to the Cardinal Health, Inc. 2005 Long-Term Incentive Plan.

(d)(7)*	Form of United Kingdom Sub-Plan Under the Cardinal Health, Inc. 2005 Long-Term Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO.
**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete, and correct.

CARDINAL HEALTH, INC.

By:	/s/ Craig S. Morford
Name:	Craig S. Morford
Title:	Chief Legal and Compliance Officer

Date: June 26, 2009